Exhibit 5: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD Mar 03	YTD Mar 04	YTD Mar 03	YTD Mar 04

Cash received from customers	70,903	77,309	96.9	125.4
Financial income received	832	173	1.1	0.3
Dividends and other distributions	0	-	0.0	-
Other incomes	49	56	0.1	0.1
Payments to suppliers and employees	(72,232)	(76,572)	(98.7)	(124.2)
Interests paid	(2,748)	(1,822)	(3.8)	(3.0)
Income taxes paid	(83)	(115)	(0.1)	(0.2)
Other expenses	(524)	(37)	(0.7)	(0.1)
Added Value Tax and others	(1,685)	(2,016)	(2.3)	(3.3)
Net cash flow from operating activities	(5,487)	(3,024)	(7.5)	(4.9)

Sale of Property, Plant and Equipment	400	942	0.5	1.5
Sale of permanent investments	136	119	0.2	0.2
Sale of other investments	108	-	0.1	-
Other proceeds from investments	-	-	-	-
Acquisition of fixed assets	(578)	(993)	(0.8)	(1.6)
Permanent investments	-	(3)	-	(0.0)
Other disbursements	(14,863)	(364)	(20.3)	(0.6)
Net cash flow used in investing activities	(14,798)	(299)	(20.2)	(0.5)

Issuance of shares	55,031	-	75.2	-
Loans obtained	7,324	12,485	10.0	20.3
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(46)	(81)	(0.1)	(0.1)
Repayments of bank borrowings	(35,700)	(9,221)	(48.8)	(15.0)
Repayments of bonds	(8,198)	-	(11.2)	-
Payment of expenses related to shares issuance	(19)	-	(0.0)	-
Others	-	-	-	-
Net cash flow provided by financing activities	18,392	3,184	25.1	5.2

Net cash flow for the period	(1,893)	(139)	(2.6)	(0.2)

Effect of price-level restatements on cash and cash equivalents	373	124	0.5	0.2

Net increase in cash and cash equivalents	(1,519)	(15)	(2.1)	(0.0)

Cash and cash equivalents at the beginning of year	7,797	5,421	10.7	8.8

Cash and cash equivalents at end of the period	6,278	5,406	8.6	8.8

_____________________
1 Exchange rate on March 31 2004 US$1.00 = 616.41
Exchange rate on March 31 2003 US$1.00 = 731.56

Última actualización 12/05/2004